

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2012

<u>Via E-Mail</u>
Luke Lalonde, Chief Executive Officer
SuperDirectories, Inc.
5337 Route 374
Merrill, NY 12955

> **Re:** **SuperDirectories, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed May 7, 2012**
> **File No. 000-51533**

Dear Mr. Lalonde:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comments, we may have additional comments.

<u>General</u>

1.   We note that your reverse stock split is being conducted only with respect to the common stock and that there is no provision to ensure proportional voting with respect to the Series A and Series B Preferred Stock holders on a post-split basis. It appears therefore that the reverse stock split will have a dilutive effect on common stock holders insofar as the common stock holders vote together with the Series A and B Preferred Stock holders. Please tell us whether the voting rights of the Series A and B Preferred Stock will be modified proportionately with the voting rights of the common stock holders as a result of the reverse split. If the voting rights of the Series A and B Preferred Stock will not change, it appears your preferred stockholders will have over 99% of the voting power of your equity securities after the reverse stock split. If this is true, please revise to provide additional disclosure regarding the dilutive impact of the reverse stock split on the voting rights of common stock holders and clarify that the reverse stock split will further

concentrate voting control with your principal stockholder and management. Please also revise to provide the disclosure required by Item 5, as necessary.

2.   Since a reverse stock split would appear to change the powers, preferences or special rights of the holders of the common stockholders by reducing their voting power to less than 1% of the shares of equity authorized to vote, please revise to clarify whether common stockholders are entitled to a separate class vote under Wyoming law to approve your reverse stock split. If so, please file a Schedule 14A to provide a separate class vote for your common stockholders. In the alternative, you may obtain a new written consent from the majority shareholder of your common stock that clearly indicates approval of any separate class voting rights under Wyoming law and revise your Schedule 14C accordingly.

3.   Please revise to provide tabular disclosure of the number of common stock and Series A and B Preferred Stock on both a pre- and post-reverse stock split basis. Such disclosure should also clarify the percentage of change in the voting power for each class of voting securities.

4.   We note your beneficial ownership table on page 4 does not comply with the tabular disclosure requirements of Item 403 of Regulation S-K, applicable to you via Item 6(d) of Schedule 14A and Item 1 of Schedule 14C. Please ensure that your revised disclosure includes percentage of ownership columns for each class of your voting securities. Consider also including columns that disclose the voting power of your management and any principal stockholder on a pre- and post-split basis. Further, please confirm that no investor holds more than 5% of your outstanding Series B Preferred Stock or revise your beneficial ownership table accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or, in his absence, the undersigned at (202) 551-3457 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-Mail
        Tal L. Kapelner